FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Reports Third Quarter 2021 Results

Toronto, Ontario (October 27, 2021) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended September 30, 2021.

“We had a challenging third quarter at our Mulatos mine which offset strong performances at our Canadian operations. The challenges at Mulatos are temporary with the operation transitioning to low-cost production from La Yaqui Grande in 2022; however, given the weaker quarter, we reduced 2021 guidance at the operation by 15,000 ounces. We have also increased our consolidated cost guidance for the year given the stronger than budgeted Canadian dollar and higher than planned costs at Mulatos,” said John A. McCluskey, President and Chief Executive Officer.

“We expect higher production in the fourth quarter with our Canadian operations continuing to perform well. This has been led by Young-Davidson which achieved a new record for underground mining rates in the third quarter. We are also making good progress on our growth initiatives including the Phase III expansion at Island Gold and construction of La Yaqui Grande. Both are key drivers of our strong outlook with production potential of 750,000 ounces per year by 2025 at significantly lower all-in sustaining costs of approximately $800 per ounce,” Mr. McCluskey added.

Third Quarter 2021

•Production of 104,700 ounces of gold, an 11% decrease from the third quarter of 2020, with lower than anticipated production from Mulatos more than offsetting a strong performance at Young-Davidson
•Gold production at Mulatos of 26,700 ounces was well below expectations due to an above average rainy season in Mexico which impacted stacking rates, and a longer than anticipated leach cycle for stockpiled ore stacked in the quarter. With Cerro Pelon winding down, stockpiled ore will represent a larger proportion of stacked ore at Mulatos until production from La Yaqui Grande ramps up in the second half of 2022
•Given the lower production at Mulatos in the quarter and longer than anticipated leach cycle for stockpiled ore, the Company has revised production guidance lower by 15,000 ounces at Mulatos. Production guidance for Young-Davidson and Island Gold remains unchanged with both operations continuing to perform well
•Young-Davidson achieved record mining rates of 8,017 tonnes per day ("tpd"), driving production of 50,000 ounces of gold and mine-site free cash flow1 of $28.9 million. With a further increase in production expected in the fourth quarter, Young-Davidson is expected to generate approximately $100 million in mine-site free cash flow in 2021
•Consolidated total cash costs1 of $788 per ounce, all-in sustaining costs ("AISC")1 of $1,152 per ounce and cost of sales of $1,172 per ounce were higher than annual guidance reflecting the stronger than budgeted Canadian dollar, and higher costs at Mulatos. The USD/CAD foreign exchange rate averaged $0.79:1 in the third quarter and $0.80:1 year-to-date relative to the budgeted rate of $0.75:1 which has increased total cash costs by $30 per ounce and AISC by $45 per ounce. In addition, Mulatos costs increased in the third quarter and are expected to increase further in the fourth quarter, reflecting higher reagent costs associated with processing stockpiled ore
•Given the stronger than budgeted Canadian dollar, and higher than planned costs at Mulatos, the Company has revised its 2021 total cash cost guidance to $790 to $810 per ounce and all-in sustaining costs to $1,120 to $1,140 per ounce
•Construction of La Yaqui Grande is progressing well and remains on track for commercial production in the third quarter of 2022. La Yaqui Grande is expected to significantly reduce the cost profile at Mulatos as production ramps up towards the end of 2022. Despite inflationary cost pressures and other challenges related to COVID-19, capital spending for La Yaqui Grande remains on budget
•Sold 110,488 ounces of gold at an average realized price of $1,792 per ounce for revenues of $198.0 million, a 9% decrease compared to the third quarter of 2020

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Generated cash flow from operating activities of $82.4 million ($102.3 million, or $0.26 per share, before changes in working capital1), a decrease from the prior year period due to lower realized gold prices and less ounces sold
•Free cash flow1 was negative in the quarter, driven by higher capital spending mainly related to La Yaqui Grande and the Phase III expansion at Island Gold
•Realized adjusted net earnings1 of $37.6 million, or $0.10 per share1, which includes adjustments for unrealized foreign exchange loss of $12.8 million recorded within deferred taxes and foreign exchange, and other gains of $0.3 million
•Recorded net earnings of $25.1 million, or $0.06 per share
•Ended the quarter with cash and cash equivalents of $211.4 million, equity securities of $22.9 million, and no debt
•Paid a quarterly dividend of $9.8 million, or US$0.025 per share (annualized rate of US$0.10 per share), bringing total dividends through the first nine months of 2021 to $29.4 million
•Repurchased an additional 600,000 shares in the quarter at a cost of $4.5 million under the Company's Normal Course Issuer Bid ("NCIB") bringing the total amount repurchased year-to-date to $6.0 million
•Reported results from the underground exploration drill program at Young-Davidson which has successfully extended gold mineralization below existing Mineral Reserves and Resources and intersected higher grades in the hanging wall and footwall of the deposit

.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Financial Results (in millions)
Operating revenues	$198.0	$218.4	$620.5	$521.5
Cost of sales (1)	$129.5	$122.6	$395.7	$346.2
Earnings (Loss) from operations	$57.3	$88.0	($34.9)	$146.3
Earnings (Loss) before income taxes	$56.3	$85.9	($41.3)	$132.4
Net earnings (loss)	$25.1	$67.9	($96.2)	$67.3
Adjusted net earnings (2)	$37.6	$56.9	$125.4	$96.2
Earnings before interest, depreciation and amortization (2)	$100.0	$130.5	$314.0	$248.1
Cash provided by operations before working capital and cash taxes (2)	$102.3	$130.0	$319.1	$256.4
Cash provided by operating activities	$82.4	$130.8	$268.4	$237.0
Capital expenditures (sustaining) (2)	$30.9	$22.7	$81.2	$54.6
Capital expenditures (growth) (2) (3)	$51.4	$29.2	$145.3	$109.3
Capital expenditures (capitalized exploration) (4)	$6.9	$2.9	$18.8	$8.8
Free cash flow (2)	($8.1)	$76.0	$1.6	$64.3
Operating Results
Gold production (ounces)	104,700	117,100	344,700	306,400
Gold sales (ounces)	110,488	116,035	344,551	302,494
Per Ounce Data
Average realized gold price	$1,792	$1,882	$1,801	$1,724
Average spot gold price (London PM Fix)	$1,790	$1,909	$1,800	$1,735
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,172	$1,057	$1,148	$1,144
Total cash costs per ounce of gold sold (2)	$788	$681	$778	$772
All-in sustaining costs per ounce of gold sold (2)	$1,152	$949	$1,102	$1,052
Share Data
Earnings (Loss) per share, basic and diluted	$0.06	$0.17	($0.24)	$0.17
Adjusted earnings per share, basic and diluted (2)	$0.10	$0.15	$0.32	$0.25
Weighted average common shares outstanding (basic) (000’s)	392,742	391,553	392,755	391,325
Financial Position (in millions)
Cash and cash equivalents (5)			$211.4	$220.5
(1)Cost of sales includes mining and processing costs, royalties, COVID-19 costs and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites. 2020 growth capital excludes the Island Gold royalty repurchase completed in March 2020 for $54.8 million.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos.
(5)Comparative cash and cash equivalents balance as at December 31, 2020.

3 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Gold production (ounces) (1)
Young-Davidson	50,000	36,400	143,100	88,200
Island Gold	28,000	39,600	103,400	97,800
Mulatos	26,700	41,100	98,200	119,600
Gold sales (ounces)
Young-Davidson	48,625	35,548	141,931	86,893
Island Gold	28,331	39,322	101,845	97,009
Mulatos	33,532	41,165	100,775	118,592
Cost of sales (in millions) (2)
Young-Davidson	$58.5	$50.5	$181.8	$140.5
Island Gold	$24.5	$28.1	$79.2	$78.2
Mulatos	$46.5	$44.0	$134.7	$127.5
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,203	$1,421	$1,281	$1,617
Island Gold	$865	$715	$778	$806
Mulatos	$1,387	$1,069	$1,337	$1,075
Total cash costs per ounce of gold sold (3)
Young-Davidson	$810	$923	$873	$1,145
Island Gold	$586	$394	$512	$438
Mulatos	$927	$746	$913	$772
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,051	$1,196	$1,093	$1,370
Island Gold	$1,077	$575	$860	$653
Mulatos	$1,124	$928	$1,097	$928
Capital expenditures (sustaining, growth and capitalized exploration) (in millions) (3)
Young-Davidson (5)	$22.3	$25.6	$63.8	$82.2
Island Gold (6)	$33.2	$15.9	$89.1	$53.9
Mulatos (7)	$28.4	$9.1	$76.1	$21.6
Other	$5.3	$4.2	$16.3	$15.0
(1)Production for the three and nine months ended September 30, 2020 included nil and 800 ounces, respectively, from El Chanate which transitioned to the reclamation phase of the mine life in 2019. There was no production from El Chanate for the three and nine months ended September 30, 2021.
(2)Cost of sales includes mining and processing costs, royalties, COVID-19 costs, and amortization.
(3)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(4)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(5)Includes capitalized exploration at Young-Davidson of $1.3 million and $3.8 million for the three and nine months ended September 30, 2021 ($nil for the three and nine months ended September 30, 2020).
(6)Includes capitalized exploration at Island Gold of $5.2 million and $13.6 million for the three and nine months ended September 30, 2021 ($2.9 million and $8.1 million for the three and nine months ended September 30, 2020); Capital expenditures exclude the Island Gold royalty repurchase for $54.8 million for the nine months ended September 30, 2020.
(7)Includes capitalized exploration at Mulatos of $0.4 million and $1.4 million for the three and nine months ended September 30, 2021 ($nil and $0.7 million for the three and nine months ended September 30, 2020).

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance

Health and Safety

•Recordable injury frequency rate1 of 2.37 in the quarter and 2.35 year-to-date, a 7% increase from 2.20 in 2020
•Lost time injury frequency rate1 of 0.33 in the quarter and 0.20 year-to-date, consistent with 0.20 in 2020
•Performed over 65,000 COVID-19 tests to-date on employees, contractors and visitors as part of an enhanced screening program
During the third quarter of 2021, the recordable injury frequency rate decreased with 29 recordable injuries reported, down from 35 in the second quarter of 2021. Four lost time injuries were reported in the quarter, up from one in the second quarter of 2021, resulting in an overall increase to the Company’s lost time injury frequency rate. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. At Mulatos, where three lost time injuries occurred in the quarter, safety teams increased communications, meetings and safety huddles to reinforce site safety standards and procedures and underscore that all injuries are avoidable. Throughout the quarter, the Company continued to advance implementation of its Sustainability Performance Management Framework, which includes standards specific to safety leadership and managing higher-risk activities. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.

The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The Company responded rapidly and proactively and implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate.

Specifically, each mine site activated established crisis management plans and developed site-specific plans that have enabled them to meet and respond to changing conditions associated with COVID-19. The Company has adopted the advice of public health authorities and is adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates.

The following measures have been instituted at sites to prevent the potential spread of the COVID-19 virus:

•Medical screening for all personnel prior to entry to site for symptoms of COVID-19
•Testing of personnel at all operating sites prior to starting their work rotation
•Vaccinations offered at Island Gold for employees
•Training on proper hand hygiene and social distancing
•Remote work options have been implemented for eligible employees
•Social distancing practices have been implemented for all meetings, huddles and transportation
•Mandatory use of personal protective equipment for employees where social distancing is not practicable
•Rigid camp and site hygiene protocols have been instituted and are being followed
•Elimination of all non-essential business travel
•In addition, since the COVID-19 pandemic began the Company’s teams in Canada, Mexico, and Turkey have donated their time, medical supplies, and funds to help combat the effects and spread of the virus

COVID 19 - Impact on Operations

Given the significant precautionary measures taken by the Company, and thanks to the dedication of its employees, contractors and stakeholders, operations remain relatively unaffected by COVID-19. All the Company's operations continue to incur additional costs related to testing of personnel, lodging and transportation, which have been included in mining and processing costs. These incremental costs have increased total cash costs globally by approximately $25 per ounce and are expected to be incurred through the remainder of 2021.

5 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment

•Zero significant environmental incidents in the third quarter and year-to-date
•Completed independent reviews of cyanide management practices at all operations in accordance with the International Cyanide Management Code
•Completed independent reviews of energy and greenhouse gas management practices at all operations in accordance with the ISO 50001 Energy Management Systems Standard, to develop and/or improve site energy management plans
•Advanced permitting of the Lynn Lake Project and the Phase III expansion of Island Gold – a project that will significantly increase automation and reduce fleet diesel usage resulting in 35% lower life-of-mine greenhouse gas ("GHG") emissions
•Nearing the completion of the power line which will connect the Mulatos Mine to grid power and eliminate the need for site diesel power generation, reducing GHG emissions by 12% annually
Seven minor spills occurred during the third quarter, including one at Young-Davidson, one at Island Gold and five at Mulatos. All spills were immediately cleaned and remediated with no anticipated long-term effects. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities, and offsetting any impacts that cannot be fully mitigated or rehabilitated.

Community

•Donated time, medical supplies, food supplies and funds across select operations and projects to help combat the effects and spread of COVID-19 in local communities
•Organized several community health initiatives during the third quarter in collaboration with the Matarachi community, located near the Mulatos mine. These included ongoing COVID-19 vaccination clinics, nutrition health programs, improvements to local water network infrastructure, and installation planning for solar-powered street lighting
•In partnership with local educational organization Educatón, we introduced a program at Mulatos to support local youth and adults to finish their intermediate level studies
•Supported the construction of new military barracks and facilities in Yécora
•Partnered with Tech Manitoba and the Northern Manitoba Sector Council to deliver digital literacy classes in Lynn Lake. The DigitALL initiative targets Indigenous youth, low-income earners and seniors to improve their skills and confidence with computers and the internet through hands on training courses, creating opportunities for further education, employment and overall participation in the online world
Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities, and to offer support during the COVID-19 pandemic. Ongoing investments in local infrastructure, health care, education, cultural and community programs has continued through the COVID-19 pandemic, with appropriate health and safety protocols.

Governance and Disclosure

•Received the Socially Responsible Company Award by CEMEFI, the Mexican Center for Philanthropy, for the 13th consecutive year at Mulatos
•Received the “Award for Corporate Ethics and Values in Industry” by CONCAMIN, the Industrial Chambers Confederation of Mexico, for the second consecutive year at Mulatos. The award is in recognition of strong progress and maturity in corporate social responsibility
•Received the “Award for Outstanding Practice in Action for Climate” by CONCAMIN, in recognition of strong practices supporting the UN Sustainable Development Goals at Mulatos. The award recognized strong performance in four categories: Good Health and Well-Being, Gender Equality, Decent Work and Economic Growth, and Climate Action.
•Completed the Carbon Disclosure Project’s 2021 Climate Change Questionnaire

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

Outlook and Strategy

2021 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Revised Guidance	Previous Guidance
Gold production (000’s ounces)	190 - 205	130 - 145	135 - 145		455 - 495	470 - 510
Total cash costs ($ per ounce)(1)(5)	~ $850	~ $525	~ $1,000	—	$790 - $810	$710 - $760
All-in sustaining costs ($ per ounce)(1)					$1,120 - $1,140	$1,025 - $1,075
Mine-site all-in sustaining costs ($ per ounce)(1)(3)(6)	~ $1,060	~ $865	~ $1,235	—
Capital expenditures (in millions)
Sustaining capital(1)	$40 - $45	$40 - $45	$30 - $35	—	$110 - $125	$110 - $125
Growth capital(1)	$25 - $30	$80 - $85	$95 - $100	$10	$210 - $225	$210 - $225
Total Sustaining and Growth Capital(1)	$65 - $75	$120 - $130	$125 - $135	$10	$320 - $350	$320 - $350
Capitalized exploration(1)	$7	$20	—	$7	$34	$34
Total capital expenditures and capitalized exploration(1)	$72 - $82	$140 - $150	$125 - $135	$17	$354 - $384	$354 - $384
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2)Includes growth capital and capitalized exploration at the Company's development projects (Lynn Lake, Esperanza and Quartz Mountain).
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.
(5)Total cash cost guidance for Young-Davidson has been revised from between $790 - $840 per ounce to approximately $850 per ounce; for Island Gold, revised from between $430 - $480 per ounce to approximately $525 per ounce; and for Mulatos, revised from between $840 - $890 per ounce to approximately $1,000 per ounce
(6)Mine-site AISC guidance for Young-Davidson has been revised from between $1,000 - $1,050 per ounce to approximately $1,060 per ounce; for Island Gold, revised from between $750 - $800 per ounce to approximately $865 per ounce; and for Mulatos, revised from between $1,060 - $1,110 per ounce to approximately $1,235 per ounce

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.

The Company continues to deliver on its key long-term objectives while managing temporary challenges at Mulatos as the operation transitions to the higher grade, low-cost La Yaqui Grande deposit. The Company expects stronger production in the fourth quarter at all three operations; however, given the challenging third quarter at Mulatos, the Company has reduced full year production guidance at Mulatos. Production guidance at the Canadian operations remains unchanged with both operations continuing to perform well and on track to achieve full year guidance. This included another strong quarter from Young-Davidson with mining rates increasing to average 8,017 tpd for the quarter, a new record for the operation.

Total cash costs and all-in sustaining costs ("AISC") in the third quarter and through the first nine months of the year were above initial annual guidance reflecting the impact of the stronger than budgeted Canadian dollar. Full year cost guidance was based on a USD/CAD foreign exchange rate of $0.75:1 compared to the actual USD/CAD rate of $0.79:1 in the third quarter and $0.80:1 average year-to-date. This has increased Company-wide total cash costs by $30 per ounce, and AISC by $45 per ounce relative to initial guidance. Excluding this impact, total cash costs and AISC through the first three quarters of 2021 are consistent with initial annual guidance. Given the ongoing impact of the stronger Canadian dollar and higher than planned costs at Mulatos, the Company is increasing full year consolidated total cash cost guidance to a range of $790 to $810 per ounce and AISC guidance to a range of $1,120 to $1,140 per ounce. Although the Company has managed inflationary pressures on operating costs through the first nine-months of the year, price increases for certain consumables are expected to start having more of an impact on costs in the fourth quarter and into 2022.

7 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Company continues to advance its high-return organic growth initiatives. Construction of the higher grade La Yaqui Grande project remains on budget and on schedule to begin supplying low-cost production in the third quarter of 2022. Development activities on the Phase III expansion at Island Gold are also advancing while ongoing exploration success continues to highlight the significant potential for further high-grade Mineral Reserve and Resource growth and additional operational upside to what was outlined in the July 2020 study. Both projects are key contributors to the Company's strong outlook with consolidated production potential of approximately 750,000 ounces per year by 2025 at substantially lower AISC of approximately $800 per ounce.

Young-Davidson continues to perform well having consistently met or exceeded expectations following the completion of the lower mine expansion in July 2020. Mining rates increased to average a record 8,017 tpd in the third quarter driving production higher, costs lower, and strong mine-site free cash flow. The operation remains on track to achieve full year production guidance and generate mine-site free cash flow of approximately $100 million in 2021.

Production at Island Gold decreased slightly in the third quarter reflecting unplanned maintenance in the mill. This was completed early in the third quarter with additional critical spares now on site to mitigate future unplanned downtime. Given the strong production through the first three quarters of the year and with higher production expected in the fourth quarter reflecting higher milling rates, the operation remains on track to achieve full year guidance. Exploration success continued in the third quarter following up on the best hole drilled to date at Island Gold as announced in the second quarter at 71.21 g/t Au (39.24 g/t cut) over 21.33 m (MH25-08), down-plunge from Mineral Resources in Island East. Drilling activities were limited by drilling contractor availability constraints; however, this improved later in the quarter with another exploration update expected in the fourth quarter.

Production from the Mulatos District was impacted by higher than average rainfall during the rainy season and longer than anticipated recovery times for stockpiled ore stacked during the quarter. The above average rainfall and wet ore impacted stacking rates during the quarter which were approximately 20% below annual guidance. Additionally, with the higher grade Cerro Pelon deposit nearly depleted, an increasing proportion of previously mined and stockpiled ore is now being stacked. The leach cycle for this ore has been longer than anticipated and is requiring the application of additional reagents resulting in significantly higher processing costs. Production is expected to increase in the fourth quarter; however, given the lower production during the third quarter, full year production guidance has been reduced by 15,000 ounces to a range of 135,000 to 145,000 ounces. Given the higher reagent costs associated with processing this stockpiled ore, total cash costs and mine-site AISC at Mulatos are expected to increase significantly in the fourth quarter and through the first half of 2022. Costs are expected to decrease into the second half of 2022 as production from the high grade La Yaqui Grande project ramps up. Mulatos District costs are expected to be sharply lower in 2023 with La Yaqui Grande supplying the majority of production.

The Company continues to advance permitting of the Lynn Lake project, with approval of its Environmental Impact Statement ("EIS") expected mid-2022. The Company expects to make a construction decision following the conclusion of the EIS permitting process.

In April 2021, the Company announced that its Netherlands wholly-owned subsidiaries would proceed with an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey. The claim was registered with the International Centre for Settlement of Investment Disputes (World Bank Group) under the Netherlands-Turkey Bilateral Investment Treaty on June 7, 2021, and is expected to exceed $1 billion. In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal of its licenses. As a result, Alamos and the Subsidiaries incurred an after-tax impairment charge of $213.8 million in the second quarter of 2021. The non-cash impairment charge reflects the Company’s net carrying value of the Turkish Projects.

The Company's liquidity position remains strong, ending the third quarter with $211.4 million of cash and cash equivalents, $22.9 million in equity securities, and no debt. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $711.4 million. Combined with strong ongoing cash flow generation, the

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Company's high-return internal growth initiatives are fully funded, which have the capacity to increase production by 50%, and reduce AISC by over 20% by 2025.

Third Quarter 2021 Results

Young-Davidson Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Gold production (ounces)	50,000	36,400	143,100	88,200
Gold sales (ounces)	48,625	35,548	141,931	86,893
Financial Review (in millions)
Operating Revenues	$87.1	$66.7	$255.3	$150.1
Cost of sales (1)	$58.5	$50.5	$181.8	$140.5
Earnings from operations	$28.6	$16.2	$73.5	$9.6
Cash provided by operating activities	$51.2	$36.4	$133.7	$51.0
Capital expenditures (sustaining) (2)	$11.7	$9.6	$31.0	$19.3
Capital expenditures (growth) (2)	$9.3	$16.0	$29.0	$62.9
Capital expenditures (capitalized exploration) (2)	$1.3	$—	$3.8	$—
Mine-site free cash flow (2)	$28.9	$10.8	$69.9	($31.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,203	$1,421	$1,281	$1,617
Total cash costs per ounce of gold sold (2)	$810	$923	$873	$1,145
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,051	$1,196	$1,093	$1,370
Underground Operations
Tonnes of ore mined	737,554	617,551	2,121,573	1,252,300
Tonnes of ore mined per day	8,017	6,713	7,771	4,570
Average grade of gold (4)	2.30	2.24	2.26	2.27
Metres developed	3,031	3,231	9,251	9,326
Mill Operations
Tonnes of ore processed	738,646	591,544	2,159,994	1,451,577
Tonnes of ore processed per day	8,029	6,430	7,912	5,298
Average grade of gold (4)	2.30	2.19	2.25	2.01
Contained ounces milled	54,640	41,598	156,310	93,959
Average recovery rate	92%	93%	92%	92%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Young-Davidson produced 50,000 ounces of gold in the third quarter of 2021, a 37% increase from the prior year period which had been impacted by downtime to complete the lower mine expansion in July 2020. With production of 143,100 ounces through the first nine months and strong production expected in the fourth quarter, Young-Davidson remains on track to meet full year production guidance of between 190,000 and 205,000 ounces.

Underground mining rates continued to perform extremely well, increasing to average a record 8,017 tpd in the quarter. Since the completion of the lower mine expansion in the third quarter of 2020, mining rates have met or exceeded targeted rates. The Company expects similar mining rates in the fourth quarter with the new lower mine infrastructure now operating at its design rate of 8,000 tpd.

Grades mined increased slightly in the third quarter to average 2.30 g/t Au. Grades mined are expected to increase further in the fourth quarter. Mill throughput averaged 8,029 tpd in the third quarter, consistent with tonnes mined. Mill recoveries averaged 92% in the quarter, in line with guidance and the prior year.

9 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Financial Review

Third quarter revenues of $87.1 million and year-to-date revenues of $255.3 million were 31% and 70% higher than the prior year periods, respectively. This reflected higher gold production with the prior year impacted by the temporary shutdown of the Northgate shaft to complete the lower mine expansion. Revenues in third quarter of 2021 were the second highest in the history of the operation.

Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $58.5 million in the third quarter were higher than the prior year period, due to significantly higher mining and processing rates compared to the prior year. Similarly, cost of sales for the first nine months of 2021 were higher than the prior year given lower mining rates during the shutdown period. Underground unit mining costs were CAD $44 per tonne in the quarter, a significant improvement from the prior year and the lowest quarterly unit mining costs of the year driven by economies of scale with mining rates increasing to average a record 8,000 tpd.

Total cash costs of $810 per ounce and mine-site AISC of $1,051 per ounce in the third quarter were both 12% lower than the comparative period in 2020, and the lowest result in 2021 driven by higher throughput and lower mining and processing costs per tonne. The stronger than budgeted Canadian dollar has increased total cash costs by approximately $50 per ounce and mine-site AISC by $65 per ounce year-to-date. Excluding the impact of the stronger than budgeted Canadian dollar, year-to-date costs are in-line with initial annual guidance. With higher grades expected in the fourth quarter, total cash costs and mine-site AISC are expected to decrease further to the lowest levels of the year.

Capital expenditures in the quarter included $11.7 million of sustaining capital and $9.3 million of growth capital. In addition, $1.3 million was invested in capitalized exploration as part of the first significant exploration program at the operation since 2011. Capital expenditures totaled $63.8 million in the first nine months of 2021, a 22% decrease from the prior year reflecting the completion of the lower mine expansion in July 2020. Capital expenditures in 2021 are expected to be slightly higher than guidance due to the impact of the stronger Canadian dollar.

Young-Davidson has consistently met or exceeded expectations since transitioning to the new lower mine infrastructure in mid-2020, driving production higher, costs lower, and strong free cash flow growth. This included mine-site free cash flow of $28.9 million in the third quarter, and $69.9 million in the first nine months of 2021. With a strong fourth quarter, Young-Davidson is expected to generate mine-site free cash flow of approximately $100 million for the full year.

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Gold production (ounces)	28,000	39,600	103,400	97,800
Gold sales (ounces)	28,331	39,322	101,845	97,009
Financial Review (in millions)
Operating Revenues	$50.8	$74.1	$183.4	$167.4
Cost of sales (1)	$24.5	$28.1	$79.2	$78.2
Earnings from operations	$25.5	$45.9	$101.0	$88.7
Cash provided by operating activities	$31.5	$56.7	$129.9	$123.5
Capital expenditures (sustaining) (2)	$13.9	$7.0	$35.5	$20.7
Capital expenditures (growth) (2)	$14.1	$6.0	$40.0	$25.1
Capital expenditures (capitalized exploration) (2)	$5.2	$2.9	$13.6	$8.1
Capital advances	$0.6	$—	$3.4	$—
Mine-site free cash flow (2)	($2.3)	$40.8	$37.4	$69.6
Cost of sales, including amortization per ounce of gold sold (1)	$865	$715	$778	$806
Total cash costs per ounce of gold sold (2)	$586	$394	$512	$438
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,077	$575	$860	$653
Underground Operations
Tonnes of ore mined	108,241	111,263	329,190	298,629
Tonnes of ore mined per day ("tpd")	1,177	1,209	1,206	1,090
Average grade of gold (4)	8.59	13.68	10.04	11.33
Metres developed	1,708	1,430	5,566	4,313
Mill Operations
Tonnes of ore processed	99,425	101,447	320,608	281,082
Tonnes of ore processed per day	1,081	1,103	1,174	1,026
Average grade of gold (4)	8.90	13.62	10.29	11.52
Contained ounces milled	28,443	44,414	106,062	104,072
Average recovery rate	95%	97%	96%	97%
(1)Cost of sales includes mining and processing costs, royalties, COVID-19 costs and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").

Island Gold produced 28,000 ounces in the third quarter of 2021, a decrease from the comparative period reflecting lower planned grades mined. Through the first nine months of 2021, Island Gold produced 103,400 ounces, and remains well positioned to meet full year production guidance.

Underground mining rates averaged 1,177 tpd in the third quarter, a 3% decrease from the prior year period. Mining rates through the first nine months of the year averaged 1,206 tpd, consistent with annual guidance of 1,200 tpd. As previously guided, underground grades remained at similar levels to the second quarter, averaging 8.59 g/t Au. Grades mined are expected to slightly increase in the fourth quarter, and average approximately 10 g/t Au for the year, in line with the Mineral Reserve grade.

Mill throughput averaged 1,081 tpd in the third quarter, a decrease from the first half of the year and below annual guidance of 1,200 tpd due to approximately eight days of downtime for unplanned maintenance in July. The mill operated at full capacity in August and September. To mitigate future unplanned downtime, additional maintenance protocols have been put in place as well as an increase in critical spare inventory. Excess ore mined during the quarter was stockpiled for future processing. Mill recoveries averaged 95% in the quarter and 96% year-to-date, consistent with annual guidance.

11 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Financial Review

Island Gold generated revenues of $50.8 million in the third quarter, a 31% decrease compared to the prior year period, reflecting less ounces sold given the lower grades and lower processing rates in the quarter. For the first nine months of the year, revenues were $183.4 million, a 10% increase from prior year, primarily due to the higher realized gold price and more ounces sold.

Cost of sales (includes mining and processing costs, royalties and amortization expense) of $24.5 million in the third quarter and $79.2 million during the first nine months of 2021 were relatively consistent with the prior year periods. Higher mining and processing rates in 2021 were offset by lower costs per tonne mined and lower amortization charges.

Total cash costs of $586 per ounce in the third quarter were significantly higher than the comparative quarter, due to lower grades mined in the period and the impact of the stronger Canadian dollar on mining and milling costs. Mine-site AISC of $1,077 per ounce were 87% higher than in the prior year given higher sustaining capital spending. On a year-to-date basis, total cash costs and mine-site AISC are slightly higher than initial full year guidance, largely reflecting the stronger than budgeted Canadian dollar. This has increased total cash costs by approximately $30 per ounce and mine-site AISC by approximately $50 per ounce, relative to initial guidance.

Total capital expenditures were $33.2 million in the third quarter, including $5.2 million of capitalized exploration. Spending was focused on lateral development, engineering and early procurement for the Phase III project, and surface infrastructure. For the nine months ended September 30, 2021, capital spending was $89.1 million inclusive of capitalized exploration of $13.6 million. In addition, Island Gold advanced $3.4 million for long lead time items supporting the Phase III expansion in the first nine months of 2021. Capital spending is expected to increase in the fourth quarter, however there is potential for some capital to be deferred to early 2022.

Given the lower production in the quarter and higher capital spending related to the Phase III expansion, Island Gold generated negative mine-site free cash flow of $2.3 million in the third quarter. On a year-to-date basis, Island Gold continues to more than self finance the Phase III expansion, generating mine-site free cash of $37.4 million driven by strong ongoing operating margins.

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Gold production (ounces)	26,700	41,100	98,200	119,600
Gold sales (ounces)	33,532	41,165	100,775	118,592
Financial Review (in millions)
Operating Revenues	$60.1	$77.6	$181.8	$204.0
Cost of sales (1)	$46.5	$44.0	$134.7	$127.5
Earnings from operations	$11.2	$32.7	$41.4	$73.9
Cash provided by operating activities	$9.2	$40.0	$38.4	$85.9
Capital expenditures (sustaining) (2)	$5.3	$6.1	$14.7	$14.6
Capital expenditures (growth) (2)	$22.7	$3.0	$60.0	$6.3
Capital expenditures (capitalized exploration) (2)	$0.4	$—	$1.4	$0.7
Capital advances	$0.7	$—	$18.1	$—
Mine-site free cash flow (2)	($19.9)	$30.9	($55.8)	$64.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,387	$1,069	$1,337	$1,075
Total cash costs per ounce of gold sold (2)	$927	$746	$913	$772
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,124	$928	$1,097	$928
Open Pit Operations
Tonnes of ore mined - open pit (4)	744,827	1,320,034	2,455,916	4,370,921
Total waste mined - open pit (6)	1,675,335	2,130,232	6,563,305	5,621,000
Total tonnes mined - open pit	2,420,162	3,450,266	9,019,222	9,991,921
Waste-to-ore ratio (operating)	1.15	0.76	1.41	0.70
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,580,707	1,894,725	5,313,831	5,338,725
Average grade of gold processed (5)	1.08	0.91	1.04	1.17
Contained ounces stacked	54,999	55,411	177,418	201,455
Average recovery rate	49%	74%	55%	59%
Ore crushed per day (tonnes) - combined	17,200	20,600	19,500	19,484
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping, but excludes tonnes mined at La Yaqui Grande.

Mulatos produced 26,700 ounces in the third quarter, significantly lower than the prior year quarter, due to the impact of an above-average rainy season on crushing and stacking operations, as well as longer leach cycles for stockpiled ore. For the first nine months of 2021, Mulatos produced 98,200 ounces, an 18% decrease from the prior year driven by lower grades mined primarily from Cerro Pelon, as well as the timing of gold recovery on ore stacked in the third quarter.

Tonnes of ore mined in the third quarter decreased compared to the prior year period, with mining activities within the main Mulatos pit focused on pre-stripping the El Salto portion of the pit. The majority of ore mined in the quarter was from Cerro Pelon and San Carlos, which are both expected to be depleted by the end of the year. Total tonnes mined is exclusive of pre-stripping activities at La Yaqui Grande, where an additional 6.3 million tonnes of waste was mined in the quarter.

Total crusher throughput in the third quarter averaged 17,200 tpd for a total of 1,580,707 tonnes stacked at a grade of 1.08 g/t Au. Crusher throughput was 17% below the prior year and nearly 20% below annual guidance with above average rainfall impacting crushing and stacking rates.

Tonnes stacked in the quarter exceeded tonnes mined due to the processing of surface stockpiles, which were mined in previous years. With mining rates at Cerro Pelon winding down as the deposit is depleted, a higher proportion of higher grade but lower recovery stockpiles are being stacked. This contributed to grades stacked being 19% higher than the prior year period.

13 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

The increased proportion of stockpiles stacked in the quarter, combined with ore being stacked on higher lifts on the leach pad, and a longer than anticipated leach cycle all contributed to a lower recovery rate of 49%. The Company expects higher production over the next two quarters as these previously stacked ounces are recovered; however, at significantly higher processing costs given the additional reagents required for processing stockpiles. Given stockpiles are expected to be a bigger contributor to production until La Yaqui Grande begins producing in the second half of 2022, Mulatos District total cash costs and mine-site AISC are expected to increase significantly in the fourth quarter and first half of 2022.

Financial Review

Revenues of $60.1 million in the third quarter were lower than the prior year period driven by fewer ounces sold. The number of ounces sold were higher than production, reflecting the catch up of ounces produced but not sold in the second quarter. For the first nine months, revenues of $181.8 million were lower than prior year, as fewer ounces sold were partially offset by a higher realized gold price.

Cost of sales (includes mining and processing costs, royalties and amortization expense) of $46.5 million in the third quarter were higher than in the comparative period, primarily due to higher processing costs related to surface stockpiles and higher amortization charges in the period. Amortization per ounce was higher in the quarter given the proportion of ore coming from Cerro Pelon which carries a higher amortization charge, as well as the impact of straight line depreciation on lower sales in the quarter. Total cash costs of $927 per ounce were higher than in the prior year period as a result of less tonnes stacked, and an increasing proportion of surface stockpiles processed which carry a higher cost per ounce given the increased reagents required to recover the gold. The surface stockpiles also include historical inventory costs of approximately $150 per ounce, which were incurred in previous years when these tonnes were mined. Mine-site AISC of $1,124 per ounce in the quarter was higher than in the prior year period, consistent with the increase in total cash costs, and further driven by pre-stripping costs at El Salto incurred in the period.

Capital spending totaled $28.4 million in the third quarter, of which $5.3 million was sustaining capital primarily related to capitalized stripping at El Salto. Growth capital of $22.7 million was primarily related to pre-stripping and construction activities at La Yaqui Grande. An additional $0.7 million of capital advances were made to vendors for equipment. During the first nine months of 2021, Mulatos incurred $76.1 million of capital spending primarily on the construction of La Yaqui Grande.

Mine-site free cash flow at Mulatos was negative $19.9 million, reflecting the ramp up of construction spending on La Yaqui Grande. Mulatos paid $2.5 million in taxes in the quarter related to 2021 installment payments, and $26.9 million in the first nine months of the year. The Company does not expect to make any cash tax payments in the fourth quarter given the level of installment payments made to date.

Third Quarter 2021 Development Activities

Island Gold (Ontario, Canada)

Phase III Expansion Study

On July 14, 2020 the Company reported results of the positive Phase III expansion study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd. This follows a detailed evaluation of several scenarios which demonstrated the shaft expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources. The Phase III expansion is expected to drive average annual gold production to 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 70% increase from 2020 production. This will also reduce total cash costs to an average of $403 per ounce and mine-site all-in sustaining costs to $534 per ounce to starting in 2025.

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Phase III expansion study was based on Mineral Reserves and Resources at Island Gold as of December 31, 2019 and does not include the significant growth subsequent to the study as outlined in the 2020 year end Mineral Reserve and Resource statement. Incorporating this growth is expected to improve already attractive economics. This growth included an 8% increase in Mineral Reserves to 1.3 million ounces of gold (4.2 mt grading 9.71 g/t Au) and a 0.9 million ounce, or 40%, increase in Inferred Mineral Resources to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).

The Company is currently focused on permitting and detailed engineering of the shaft and associated infrastructure, including the hoisting plant and surface civil works, as well as the paste plant. Contract tendering and awarding remains ongoing, with significant contracts signed for the shaft sinking and headworks and shaft site surface works. In addition, procurement of long lead time items is underway. Phase III permitting is anticipated to be completed in 2022 with the pre-sink for the shaft expected to begin in mid-2022.

During the third quarter of 2021, the Company spent $14.1 million on surface infrastructure, capital development, detailed engineering and permitting activities. Growth capital spending through the first nine months of the year totaled $40.0 million. Capital spending is expected to increase in the fourth quarter, however there is potential for some capital to be deferred to early 2022.

Mulatos District (Sonora, Mexico)

La Yaqui Grande

On July 28, 2020, the Company reported results of an internal study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. La Yaqui Grande is located approximately seven kilometres (straight line) from the existing Mulatos operation and adjacent to the past producing La Yaqui Phase I operation. As with La Yaqui Phase I, La Yaqui Grande is being developed with an independent heap leach pad and crushing circuit.

La Yaqui Grande is expected to produce an average of 123,000 ounces of gold per year starting in the third quarter of 2022 at mine-site all-in sustaining costs of $578 per ounce, significantly reducing the Mulatos District all-in sustaining costs from approximately $1,100 per ounce through the first three quarters of 2021. This will replace higher cost production from the main Mulatos pit, keeping combined production at approximately 150,000 ounces per year. Initial capital is expected to be $137 million to be spent over a two year period.

Construction activities progressed well in the third quarter, with the project on schedule to achieve commercial production in the third quarter of 2022. The Company has closely monitored capital spending against budget, and despite inflationary pressures, the project remains on track to achieve its original construction budget of $137 million.

Capital spending increased to $22.2 million in the quarter bringing total capital spent since the start of construction to $70.2 million. In addition, the Company has advanced $18.1 million to contractors during the first nine months of 2021, which will be applied against the construction budget.

Third quarter highlights at La Yaqui Grande included:

•Over six million tonnes of waste mined with mining rates increasing 20% compared to the second quarter to average 68,000 tpd
•Construction of crushing circuit, agglomeration system, and ADR process plant well underway
•Structural fill placed and compacted for the heap leach facility
•Haul roads complete, and both the pregnant and barren solution ponds have been lined
•Delivery and installation of tanks and pumps for the water supply and distribution to be received in the fourth quarter
•Purchase orders placed for the water treatment plant components

15 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

La Yaqui Grande - Pit

La Yaqui Grande - Crusher area

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

La Yaqui Grande - ADR Plant

Lynn Lake (Manitoba, Canada)

The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.

The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax IRR of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). During the second quarter of 2020, the Company filed the Environmental Impact Statement ("EIS") with the federal government. The federal and provincial permitting process is expected to take approximately two years, with a construction decision planned for 2022.

Development spending (excluding exploration) was $2.0 million in the third quarter of 2021 to support the ongoing permitting process and engineering, and $3.3 million for the first nine months of 2021.

Kirazlı (Çanakkale, Turkey)

On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.

17 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey. The claim was filed under the Netherlands-Turkey Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Turkey registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).

In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal of its licenses.

Alamos has had an active presence in Turkey since 2010. Over that time frame, the Company’s Turkish operations have met all legal and regulatory requirements, complied with best practices relating to sustainable development including meeting the highest environmental and social management standards, created hundreds of jobs, and developed trusting relationships with the local communities. Alamos and the Subsidiaries have invested over $250 million in Turkey, unlocked over a billion dollars worth of project value, and contributed over $20 million in royalties, taxes and forestry fees to the Turkish government. Over the life of the project, government revenues alone are expected to total $551 million. Additionally, Alamos and the Subsidiaries have invested $25 million to date towards various community and social initiatives.

Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Turkey and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Turkey.

Alamos and the Subsidiaries are being represented by the leading Canadian law firm Torys LLP, with a team that includes John Terry and former Canadian Supreme Court Justice, the Hon. Frank Iacobucci. The Company is also being supported by its strategic advisor John Baird, former Canadian Minister of Foreign Affairs and Senior Advisor to Bennett Jones LLP.

As a result, the Company incurred an after-tax impairment charge of $213.8 million in the second quarter of 2021. The non-cash impairment charge reflects the Company’s entire net carrying value of the Turkish mineral property, plant and equipment and certain other current assets.

In addition, the Company incurred approximately $1.6 million in the period for severances, legal costs, and ongoing holding costs which have been expensed, with the majority incurred in the second quarter following the announcement of the Treaty claim. Going forward, the Company expects holding costs will be approximately $1.0 to $2.0 million per year during the Treaty claim process.

Third Quarter 2021 Exploration Activities

Island Gold (Ontario, Canada)

The 2021 exploration drilling program is focused on expanding high-grade mineralization in the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near-mine Mineral Resources across the two kilometre long Island Gold deposit. The Company continued its strong track record of exploration success and Mineral Reserve and Resource growth in 2020, with an 8% increase in Mineral Reserves to 1.3 million ounces of gold (4.2 mt grading 9.71 g/t Au) and a 0.9 million ounce, or 40% increase in Inferred Mineral Resources to 3.2 million ounces with grades also increasing 9% to 14.43 g/t Au (6.9 mt).

Surface diamond drilling programs continued with three drill rigs operating in the third quarter focused on the surface directional exploration program. One underground regular exploration diamond drill operated at the beginning of the quarter and two diamond drill rigs were focused on underground directional drilling. A total of 4,741 m of surface directional drilling, 3,362 m of underground directional drilling and 1,761 m of standard underground exploration drilling was completed in the third quarter of 2021.

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Year-to-date, approximately 60% of the 2021 planned drilling has been completed due to constraints on drilling contractor availability which has limited the pace of drilling. Contractor availability improved in the latter part of the third quarter. Ongoing exploration drilling has continued to extend high-grade mineralization with another exploration update planned in the fourth quarter.

Surface exploration drilling

A total of 4,741 m of surface directional drilling was completed in four holes during the third quarter. Surface directional drilling targeted areas peripheral to the Inferred Mineral Resource block in the Island East area between 1,400 m and 1,750 m below surface with drill hole spacing ranging from 75 m to 100 m.

Underground exploration drilling

During the third quarter of 2021, a total of 3,362 m of underground directional drilling was completed in four holes from the 620, 740 and 840 levels. A total of 1,761 m of standard underground exploration drilling was completed in 11 holes from the 340, 620 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 222 m of underground exploration drift development was completed on the 490, 620, 790 and 840 levels during the third quarter of 2021.

Total exploration expenditures during the third quarter were $6.0 million, of which $5.2 million was capitalized. For the first nine months of 2021, $16.8 million of exploration expenditures were incurred, with $13.6 million capitalized.

Young-Davidson (Ontario, Canada)

A total of $7.0 million has been budgeted for Young-Davidson for 2021. This represents the first significant exploration program since 2011, with the focus of the last several years on completing the lower mine expansion. Underground exploration drilling during the third quarter was focused on two targets with 2,151 m completed in four holes. Drilling from the 8960-level exploration drill bay established in the lower mine infrastructure continued to target to the west and down-plunge of existing Mineral Reserves and Resources with three drill holes completed in the third quarter. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. A second underground drill also completed one hole from the 9440-level exploration drill bay targeting an untested area to the west of existing Mineral Reserves and Resources.

As previously disclosed in a July 12, 2021 press release, the current drilling campaign has been successful in extending gold mineralization 150 m below existing Inferred Mineral Resources. This follows a 220 m extension of gold mineralization in 2020 which contributed to an increase in Inferred Mineral Resources in the 2020 year-end update. The 2021 campaign has also intersected high-grade mineralization 200 m outside of the syenite in the hanging wall, as well as in the footwall of the deposit highlighting significant near-mine exploration potential outside of the known ore body.

Exploration spending totaled $1.3 million in the third quarter and $3.8 million in the first nine months of 2021, all of which was capitalized.

Mulatos District (Sonora, Mexico)

The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration has moved beyond the main Mulatos pit area and is focused on earlier stage prospects throughout the wider district.

During the third quarter of 2021, exploration activities were focused on the near-mine, Puerto del Aire trend with 1,481 m of drilling completed in six drill holes. Regional targets at Carricito were also tested with nine holes completed totaling 2,773 m. Drilling continued at the El Halcon targets with nine drill holes completed totaling 3,097 m.

19 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Exploration activities also continued on the Los Venados property, pursuant to an option agreement with Aloro Mining, with five drill holes completed in the quarter for a total of 1,209 m, and additional surface mapping and sampling. In August, an option agreement was signed which will allow for exploration activities on the La Cumbre project located approximately 34 km south west of the Mulatos mine. During the third quarter, the Company incurred $2.8 million of exploration spending, of which $0.4 million was capitalized. For the first nine months of 2021, $7.1 million was incurred, of which $1.4 million capitalized.

Lynn Lake (Manitoba, Canada)

In the third quarter of 2021, 5,215 m of drilling was completed in twenty-two holes at the Gordon deposit and on regional targets. The 2021 summer field season also progressed, with the focus on continuing to advance a pipeline of prospective regional exploration targets. Exploration spending totaled $2.3 million in the third quarter, and $6.5 million year-to-date which was capitalized.

Review of Third Quarter Financial Results

During the third quarter of 2021, the Company sold 110,488 ounces of gold for revenues of $198.0 million, a 9% decrease from the prior year period driven by lower realized gold prices and less ounces sold. Ounces sold were higher than production in the current period due to timing of second quarter shipments at the Mulatos mine, which were caught up in the third quarter.

The average realized gold price in the third quarter was $1,792 per ounce, a 5% decrease compared to $1,882 per ounce realized in the prior year period. The average realized gold price was slightly above the average London PM Fix price of $1,790 per ounce.

Cost of sales were $129.5 million in the third quarter, 6% higher than the prior year period.

Mining and processing costs were $84.5 million, 11% higher than the prior year comparative period. The increase in mining costs was primarily related to increased mining activity at Young Davidson, where mining rates were 19% higher than the prior year, as well as higher processing costs at Mulatos. Further, additional costs have been incurred in 2021 related to COVID-19 preventative measures, and reported US dollar costs have been impacted by the stronger Canadian dollar in the period.

Consolidated total cash costs of $788 per ounce and AISC of $1,152 per ounce in the quarter were both higher compared to the prior year period due to higher processing costs at Mulatos, a stronger Canadian dollar, and lower grades mined at Island Gold, partially offset by lower unit costs at Young-Davidson.

Royalty expense was $2.6 million in the quarter, lower than the prior year period of $2.8 million due to lower ounces sold in the period.

Amortization of $42.4 million in the quarter was lower than the prior year period due to less ounces sold, partially offset by higher amortization charges on a per ounce basis at Mulatos. Amortization of $384 per ounce was 2% higher than the prior year reflecting higher amortization at Mulatos, driven by Cerro Pelon production which carries a higher amortization charge per ounce.

The Company recognized earnings from operations of $57.3 million in the quarter, a decrease from the prior year driven mainly by less ounces sold, a $90 per ounce lower realized gold price, and higher cash costs at Mulatos and Island Gold.

The Company reported net earnings of $25.1 million in the quarter, compared to net earnings of $67.9 million in the comparative period. The decrease in net earnings from the prior year quarter is mainly due to lower operating margins given the lower average realized gold price, higher cost of sales, and a higher effective tax rate driven by foreign exchange losses recorded within taxes. On an adjusted basis, earnings of $37.6 million, or $0.10 per share, were lower compared to the prior year quarter due to lower operating margins, but reflect adjustments to the foreign exchange losses recorded within deferred taxes.

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended September 30, 2021 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Third Quarter 2021 Results Conference Call

The Company's senior management will host a conference call on Thursday, October 28, 2021 at 11:00 am ET to discuss the third quarter 2021 results. Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International: (416) 406-0743
Toll free (Canada and the United States): (800) 898-3989
Participant passcode: 8987852#
Webcast: www.alamosgold.com

A playback will be available until November 28, 2021 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 5112333#. The webcast will be archived at www.alamosgold.com.

Qualified Persons

Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “inferred”, “schedule”, "believe", "anticipate", "intend", "estimate", “potential”, "forecast", "budget", “target”, “on track”, “outlook”, “continue”, “plan”, “trending” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

21 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Such statements include, but may not be limited to, information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance; weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 widespread pandemic and its impact on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for our operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; governments and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold dore bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Turkey by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; expansion delays with the Phase III Expansion Project at the Island Gold mine; construction delays at the La Yaqui Grande project; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax and employment legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Turkey, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Turkey. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Turkey may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Turkey and its ability to operate in Turkey. Even if successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Turkey, including renewal of the requisite operating licenses or permits, or even retaining control of its assets and gold mining projects in Turkey can only result from agreement with the Turkish government. The litigation described in this press release may have an impact on foreign direct investment in the Republic of Turkey which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Turkey, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors affecting the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's 40-F/Annual Information Form for the year ended December 31, 2020 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

All resource and reserve estimates included in this press release or documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.

International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•Company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.

Adjusted Net Earnings and Adjusted Earnings per Share

“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items

23 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net earnings (loss)	$25.1	$67.9	($96.2)	$67.3
Adjustments:
Impairment charge, net of taxes	—	—	213.8	—
COVID-19 costs	—	—	—	6.5
Foreign exchange loss (gain)	0.1	(0.8)	(0.2)	4.1
Other (gain) loss	(0.4)	1.9	3.3	6.8
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	12.7	(9.9)	4.7	16.8
Other income tax and mining tax adjustments	0.1	(2.2)	—	(5.3)
Adjusted net earnings	$37.6	$56.9	$125.4	$96.2
Adjusted earnings per share - basic and diluted	$0.10	$0.15	$0.32	$0.25

Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes

“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cash flow from operating activities	$82.4	$130.8	$268.4	$237.0
Add: Changes in working capital and cash taxes	19.9	(0.8)	50.7	19.4
Cash flow from operating activities before changes in working capital and cash taxes	$102.3	$130.0	$319.1	$256.4

24 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Company-wide Free Cash Flow

“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cash flow from operating activities	$82.4	$130.8	$268.4	$237.0
Less: mineral property, plant and equipment expenditures (1)	(89.2)	(54.8)	(245.3)	(172.7)
Less: capital advances	(1.3)	—	(21.5)	—
Company-wide free cash flow	($8.1)	$76.0	$1.6	$64.3
(1) Mineral property, plant and equipment expenditures exclude the Island Gold royalty repurchase of $54.8 million in the first quarter of 2020.

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions)
Cash flow from operating activities	$82.4	$130.8	$268.4	$237.0
Add: operating cash flow used by non-mine site activity	9.5	2.3	33.6	23.4
Cash flow from operating mine-sites	$91.9	$133.1	$302.0	$260.4

Mineral property, plant and equipment expenditure [1]	$89.2	$54.8	$245.3	$172.7
Capital advances	1.3	—	21.5	—
Less: capital expenditures from development projects, and corporate	(5.3)	($4.2)	(16.3)	(15.0)
Capital expenditure and capital advances from mine-sites	$85.2	$50.6	$250.5	$157.7

Total mine-site free cash flow	$6.7	$82.5	$51.5	$102.7
(1)Excludes a royalty repurchase of $54.8 million at Island Gold in the first quarter of 2020

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions)
Cash flow from operating activities	$51.2	$36.4	$133.7	$51.0
Mineral property, plant and equipment expenditure	(22.3)	(25.6)	(63.8)	(82.2)
Mine-site free cash flow	$28.9	$10.8	$69.9	($31.2)

25 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions)
Cash flow from operating activities	$31.5	$56.7	$129.9	$123.5
Mineral property, plant and equipment expenditure [1]	(33.2)	(15.9)	(89.1)	(53.9)
Capital advances	(0.6)	—	(3.4)	—
Mine-site free cash flow	($2.3)	$40.8	$37.4	$69.6
(1)Excludes a royalty repurchase of $54.8 million at Island Gold in the first quarter of 20200
(2)

Mulatos Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions)
Cash flow from operating activities	$9.2	$40.0	$38.4	$85.9
Mineral property, plant and equipment expenditure	(28.4)	(9.1)	(76.1)	(21.6)
Capital advances	(0.7)	—	(18.1)	—
Mine-site free cash flow	($19.9)	$30.9	($55.8)	$64.3

Net Cash

The Company defines net cash as cash and cash equivalents less long-term debt.

Total Cash Costs per ounce

Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.

Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs

The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.

For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

26 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables

The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$84.5	$76.2	$259.3	$226.6
Royalties	2.6	2.8	8.7	6.9
Total cash costs	87.1	79.0	268.0	233.5
Gold ounces sold	110,488	116,035	344,551	302,494
Total cash costs per ounce	$788	$681	$778	$772

Total cash costs	$87.1	$79.0	$268.0	$233.5
Corporate and administrative(1)	5.4	5.0	17.8	15.3
Sustaining capital expenditures(2)	30.9	22.7	81.2	54.6
Share-based compensation	2.1	1.3	7.2	9.1
Sustaining exploration	1.3	1.3	3.8	3.8
Accretion of decommissioning liabilities	0.5	0.8	1.8	2.0
Total all-in sustaining costs	$127.3	$110.1	$379.8	$318.3
Gold ounces sold	110,488	116,035	344,551	302,494
All-in sustaining costs per ounce	$1,152	$949	$1,102	$1,052
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions)
Capital expenditures per cash flow statement	$89.2	$54.8	$245.3	$172.7
Less: non-sustaining capital expenditures at:
Young-Davidson	(10.6)	(16.0)	(32.8)	(62.9)
Island Gold	(19.3)	(8.9)	(53.6)	(33.2)
Mulatos	(23.1)	(3.0)	(61.4)	(7.0)
Corporate and other	(5.3)	(4.2)	(16.3)	(15.0)
Sustaining capital expenditures	$30.9	$22.7	$81.2	$54.6

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$38.2	$31.8	$119.9	$97.0
Royalties	1.2	1.0	4.0	2.5
Total cash costs	$39.4	$32.8	$123.9	$99.5
Gold ounces sold	48,625	35,548	141,931	86,893
Total cash costs per ounce	$810	$923	$873	$1,145

Total cash costs	$39.4	$32.8	$123.9	$99.5
Sustaining capital expenditures	11.7	9.6	31.0	19.3
Accretion of decommissioning liabilities	—	0.1	0.2	0.2
Total all-in sustaining costs	$51.1	$42.5	$155.1	$119.0
Gold ounces sold	48,625	35,548	141,931	86,893
Mine-site all-in sustaining costs per ounce	$1,051	$1,196	$1,093	$1,370

27 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$15.5	$14.1	$48.3	$39.1
Royalties	1.1	1.4	3.8	3.4
Total cash costs	$16.6	$15.5	$52.1	$42.5
Gold ounces sold	28,331	39,322	101,845	97,009
Total cash costs per ounce	$586	$394	$512	$438

Total cash costs	$16.6	$15.5	$52.1	$42.5
Sustaining capital expenditures	13.9	7.0	35.5	20.7
Accretion of decommissioning liabilities	—	0.1	—	0.1
Total all-in sustaining costs	$30.5	$22.6	$87.6	$63.3
Gold ounces sold	28,331	39,322	101,845	97,009
Mine-site all-in sustaining costs per ounce	$1,077	$575	$860	$653

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$30.8	$30.3	$91.1	$90.5
Royalties	0.3	0.4	0.9	1.0
Total cash costs	$31.1	$30.7	$92.0	$91.5
Gold ounces sold	33,532	41,165	100,775	118,592
Total cash costs per ounce	$927	$746	$913	$772

Total cash costs	$31.1	$30.7	$92.0	$91.5
Sustaining capital expenditures	5.3	6.1	14.7	14.6
Sustaining exploration	0.8	0.8	2.3	2.3
Accretion of decommissioning liabilities	0.5	0.6	1.6	1.7
Total all-in sustaining costs	$37.7	$38.2	$110.6	$110.1
Gold ounces sold	33,532	41,165	100,775	118,592
Mine-site all-in sustaining costs per ounce	$1,124	$928	$1,097	$928

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

28 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net earnings (loss)	$25.1	$67.9	($96.2)	$67.3
Add back:
Impairment charge	—	—	224.3	—
COVID-19 costs	—	—	—	6.5
Finance expense	1.3	1.0	3.3	3.0
Amortization	42.4	43.6	127.7	106.2
Deferred income tax expense	29.0	6.4	44.1	44.7
Current income tax expense	2.2	11.6	10.8	20.4
EBITDA	$100.0	$130.5	$314.0	$248.1

Additional GAAP Measures

Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

29 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow

ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2021	December 31, 2020
A S S E T S
Current Assets
Cash and cash equivalents	$211.4	$220.5
Equity securities	22.9	43.7
Amounts receivable	36.2	34.7
Income taxes receivable	0.2	—
Inventory	185.7	148.5
Other current assets	29.2	26.0
Total Current Assets	485.6	473.4

Non-Current Assets
Long-term inventory	12.6	17.9
Mineral property, plant and equipment	3,007.6	3,101.3
Other non-current assets	43.6	43.9
Total Assets	$3,549.4	$3,636.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$144.8	$131.4
Income taxes payable	—	15.5
Total Current Liabilities	144.8	146.9

Non-Current Liabilities
Deferred income taxes	603.8	559.9
Decommissioning liabilities	75.7	75.2
Other non-current liabilities	3.0	3.0
Total Liabilities	827.3	785.0

E Q U I T Y
Share capital	$3,699.1	$3,702.9
Contributed surplus	91.0	88.5
Accumulated other comprehensive income	2.1	18.2
Deficit	(1,070.1)	(958.1)
Total Equity	2,722.1	2,851.5
Total Liabilities and Equity	$3,549.4	$3,636.5

30 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive (Loss) Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
OPERATING REVENUES	$198.0	$218.4	$620.5	$521.5

COST OF SALES
Mining and processing	84.5	76.2	259.3	226.6
Royalties	2.6	2.8	8.7	6.9
COVID-19 costs	—	—	—	6.5
Amortization	42.4	43.6	127.7	106.2
	129.5	122.6	395.7	346.2
EXPENSES
Exploration	3.7	1.5	10.4	4.6
Corporate and administrative	5.4	5.0	17.8	15.3
Share-based compensation	2.1	1.3	7.2	9.1
Impairment charge	—	—	224.3	—
	140.7	130.4	655.4	375.2
EARNINGS (LOSS) FROM OPERATIONS	57.3	88.0	(34.9)	146.3

OTHER EXPENSES
Finance expense	(1.3)	(1.0)	(3.3)	(3.0)
Foreign exchange (loss) gain	(0.1)	0.8	0.2	(4.1)
Other gain (loss)	0.4	(1.9)	(3.3)	(6.8)
EARNINGS (LOSS) FROM OPERATIONS	$56.3	$85.9	($41.3)	$132.4

INCOME TAXES
Current income tax expense	(2.2)	(11.6)	(10.8)	(20.4)
Deferred income tax expense	(29.0)	(6.4)	(44.1)	(44.7)
NET EARNINGS (LOSS)	$25.1	$67.9	($96.2)	$67.3

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(2.1)	2.5	(3.8)	(2.6)
Net change in fair value of fuel hedging instruments, net of taxes	0.2	0.2	0.3	(0.3)
Items that will not be reclassified to net earnings:
Unrealized (loss) gain on equity securities, net of taxes	(0.1)	7.2	(0.6)	13.3
Total other comprehensive (loss) income	($2.0)	$9.9	($4.1)	$10.4
COMPREHENSIVE INCOME (LOSS)	$23.1	$77.8	($100.3)	$77.7

EARNINGS (LOSS) PER SHARE
– basic	$0.06	$0.17	($0.24)	$0.17
– diluted	$0.06	$0.17	($0.24)	$0.17
Weighted average number of common shares outstanding (000's)
– basic	392,742	391,553	392,755	391,325
– diluted	395,850	395,641	392,755	394,948

31 | Alamos Gold Inc.

TRADING SYMBOL: TSX:AGI NYSE:AGI

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$25.1	$67.9	($96.2)	$67.3
Adjustments for items not involving cash:
Amortization	42.4	43.6	127.7	107.3
Impairment charge	—	—	224.3	—
Foreign exchange loss (gain)	0.1	(0.8)	(0.2)	4.1
Current income tax expense	2.2	11.6	10.8	20.4
Deferred income tax expense	29.0	6.4	44.1	44.7
Share-based compensation	2.1	1.3	7.2	9.1
Finance expense	1.3	1.0	3.3	3.0
Other items	0.1	(1.0)	(1.9)	0.5
Changes in working capital and taxes paid	(19.9)	0.8	(50.7)	(19.4)
	82.4	130.8	268.4	237.0
INVESTING ACTIVITIES
Mineral property, plant and equipment	(89.2)	(54.8)	(245.3)	(172.7)
Capital advances	(1.3)	—	(21.5)	—
Repurchase of Island Gold royalty	—	—	—	(54.8)
Proceeds from disposition of equity securities	—	—	25.8	—
Investment in equity securities	(0.5)	—	(4.8)	(2.3)
Other	—	1.1	—	1.1
	(91.0)	(53.7)	(245.8)	(228.7)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	—	—	—	100.0
Repayment of equipment financing obligations	—	(0.1)	(0.1)	(0.4)
Interest paid	—	—	—	(0.8)
Repurchase and cancellation of common shares	(4.5)	—	(6.0)	(5.5)
Proceeds from the exercise of options	—	1.1	0.2	7.4
Dividends paid	(8.7)	(5.4)	(25.9)	(16.5)
	(13.2)	(4.4)	(31.8)	84.2
Effect of exchange rates on cash and cash equivalents	(0.7)	0.1	0.1	(1.2)
Net (decrease) increase in cash and cash equivalents	(22.5)	72.8	(9.1)	91.3
Cash and cash equivalents - beginning of period	233.9	201.3	220.5	182.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$211.4	$274.1	$211.4	$274.1

32 | ALAMOS GOLD INC